UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4) *
Leap Wireless International, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
521863308

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 9, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS Highland Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,744,810

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,726

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,744,810

WITH	10	SHARED DISPOSITIVE POWER

		146,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,891,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS Strand Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,744,810

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,726

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,744,810

WITH	10	SHARED DISPOSITIVE POWER

		146,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,891,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,744,810

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,726

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,744,810

WITH	10	SHARED DISPOSITIVE POWER

		146,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,891,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Amendment No. 4 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of common stock of the issuer filed by such reporting person with the Securities and Exchange Commission on August 24, 2004, as amended and/or supplemented by Amendment No. 1 to Schedule 13D filed by such reporting person with the Commission on February 7, 2006, Amendment No. 2 to Schedule 13D filed by such reporting person with the Commission on May 31, 2007, and Amendment No. 3 to Schedule 13D filed by such reporting person with the Commission on September 14, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.
     Unchanged

Item 2.	Identity and Background.
     Unchanged

Item 3.	Source and Amount of Funds or Other Consideration.
     Unchanged

Item 4.	Purpose of the Transaction.
     Unchanged

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “(a)     Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See Item 10 on the attached cover page(s).
     (c)     The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

	Reporting	Shares	Shares	Price Per	Description of
Transaction Date	Person	Acquired	Disposed	Share ($)	Transaction

December 7, 2007	Mr. Dondero	27,700	0	26.51	(1)
December 31, 2007	Mr. Dondero	0	28,455	0	(2)
January 8, 2008	HCMLP	0	264,500	40.9583	Open market sale
January 9, 2008	HCMLP	0	710,200	40.4462	Open market sale
January 10, 2008	HCMLP	0	473,000	42.5829	Open market sale
January 14, 2008	HCMLP	0	220,000	45.1664	Open market sale
January 15, 2008	HCMLP	0	217,500	44.9766	Open market sale
January 16, 2008	HCMLP	0	224,800	46.0036	Open market sale
January 17, 2008	HCMLP	0	70,100	43.6612	Open market sale
January 18, 2008	HCMLP	0	8,000	44.1206	Open market sale

(1)	Includes (i) 21,900 shares acquired by Mr. Dondero pursuant to the exercise of a non-qualified stock option dated March 11, 2005 at an exercise price of $26.51 per share; (ii) 5,000 shares acquired by Mr. Dondero pursuant to the exercise of a non-qualified stock option dated March 11, 2005 at an exercise price of $26.51 per share; and (iii) 800 shares acquired by Mr. Dondero pursuant to the exercise of a non-qualified stock option dated March 11, 2005 at an exercise price of $26.51 per share.

(2)	On December 31, 2007, Mr. Dondero transferred to HCMLP (i) the 27,700 shares acquired on December 7, 2007 pursuant to the exercise of stock options dated March 11, 2005 and (ii) 755 shares of restricted stock acquired pursuant to a restricted stock award dated May 18, 2006.
    (d)     Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock of the issuer beneficially owned by HCMLP, Strand, and/or Mr. Dondero.
    (e)     On January 9, 2008, each reporting person ceased to be the beneficial owner of more than five percent of the common stock of the issuer.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged

Item 7.	Material to be Filed as Exhibits.
     Unchanged

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2008	HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc.
	Its:	General Partner

	By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

STRAND ADVISORS, INC.

	By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

JAMES D. DONDERO

	By:	/s/ James D. Dondero

	Name:	James D. Dondero

APPENDIX I
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
James Dondero, Director	President
Mark Okada	Executive Vice President
Michael Colvin	Secretary
Todd Travers	Assistant Secretary
Patrick Daugherty	Assistant Secretary
Ken McGovern	Treasurer